UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 1, 2003

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

On November 14, 2003 the Registrant published a notification of a shareholders' meeting to grant guarantees to assure the fulfillment of the company commitment with the holders of a bond to be issued in the foreign market. Attached is a free English translation of this notification.

TABLE OF CONTENTS

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Shareholders' Meeting Notification 3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By : /S/ FRANCISCO CASTRO

Francisco Castro Crichton

Chief Financial Officer

Santiago, December 1, 2003

Office of Filings and Information Services

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File number 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of a Shareholders' Meeting related to the debt restructuring plan that AES Gener plans to close by year end. Such Form is an English translation of the report that AES Gener published on November 14, 2003.

Yours sincerely,

AES GENER S.A.

Francisco Castro C.

Chief Financial Officer

NOTIFICATION

AES Gener S.A.

Open Stock Company

Register in the Security Register under Number 0176

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby notified that the Extraordinary General Meeting of Shareholders of AES Gener S.A. will be held on December 5th, 2003, at 06:00 p.m. in the Banco de Chile Auditorium, located in Estado Number 260, 4th floor, commune of Santiago, city of Santiago, for the purpose of reporting the following matters:

  Granting of guarantees to assure the fulfillment of the company commitment with the holders of a bond to be issued in the foreign market.

  Information regarding operations referred in Article 44 of Act Number 18.046 on stock company.

  Adoption of all the rest of the necessary agreements to execute the decisions adopted in the Extraordinary General Meeting of Shareholders hereby notified.

Shareholders registered in the Shareholders Registry by November 29th,2003 are allowed to attend the Meeting.

The power evaluation process shall begin in the same day and place of the bondholder's meeting, from 04:00 p.m. to 06:00 p.m.

THE BOARD OF DIRECTORS